Grupo
CONTINENTAL
S.A.

82-4211

03 AUG -5 AM 7:21

Jul 30th, 2003.

03024952

PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A.

Ladies and Gentlemen:

Enclosed herewith we are sending a printed copy of the consolidated financial statements together with the notes thereto (annexes numbers 1 to 12) of Grupo Continental, S.A., as of June 30, 2003.

The above mentioned information is being provided to mantain the exemption from registration under the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A. (file number 82-4211).

Very truly yours,

Miguel Angel Rábago Vite
Executive Director of Finance

Encl.
MARV'stc
GC'57

Avenida Hidalgo 2303 ◦ C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 ◦ C.P. 89000 Tampico, Tamaulipas, México
Teléfono: (833) 241-2500 ◦ Fax: (833) 241-2577

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **CONTAL** Quarter: **2** Year: **2003**

**GRUPO CONTINENTAL, S.A.**

**CONSOLIDATED FINANCIAL STATEMENT**
AT JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

***82-4211***

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT | | QUARTER OF PREVIOUS | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **TOTAL ASSETS** | **8,653,905** | **100** | **8,315,285** | **100** |
| **2** | **CURRENT ASSETS** | **3,402,467** | **39** | **3,201,970** | **39** |
| 3 | CASH AND SHORT-TERM INVESTMENTS | 2,194,971 | 25 | 1,887,409 | 23 |
| 4 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 219,188 | 3 | 236,393 | 3 |
| 5 | OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE | 127,155 | 1 | 264,564 | 3 |
| 6 | INVENTORIES | 861,153 | 10 | 813,604 | 10 |
| 7 | OTHER CURRENT ASSETS | 0 | 0 | 0 | 0 |
| **8** | **LONG-TERM** | **794,529** | **9** | **758,897** | **9** |
| 9 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 0 | 0 | 0 | 0 |
| 10 | INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED | 758,702 | 9 | 724,659 | 9 |
| 11 | OTHER INVESTMENTS | 35,827 | 0 | 34,238 | 0 |
| **12** | **PROPERTY, PLANT AND EQUIPMENT** | **3,891,443** | **45** | **3,637,417** | **44** |
| 13 | PROPERTY | 2,347,669 | 27 | 2,161,293 | 26 |
| 14 | MACHINERY AND INDUSTRIAL | 2,363,339 | 27 | 2,216,650 | 27 |
| 15 | OTHER EQUIPMENT | 2,049,262 | 24 | 2,021,537 | 24 |
| 16 | ACCUMULATED DEPRECIATION | 2,975,886 | 34 | 2,819,520 | 34 |
| 17 | CONSTRUCTION IN PROGRESS | 107,059 | 1 | 57,457 | 1 |
| **18** | **DEFERRED ASSETS (NET)** | **563,690** | **7** | **715,239** | **9** |
| **19** | **OTHER ASSETS** | **1,776** | **0** | **1,762** | **0** |
| **20** | **TOTAL LIABILITIES** | **1,719,110** | **100** | **1,908,743** | **100** |
| **21** | **CURRENT LIABILITIES** | **679,618** | **40** | **765,859** | **40** |
| 22 | SUPPLIERS | 306,040 | 18 | 286,823 | 15 |
| 23 | BANK LOANS | 0 | 0 | 0 | 0 |
| 24 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| 25 | TAXES TO BE PAID | 94,624 | 6 | 167,470 | 9 |
| 26 | OTHER CURRENT LIABILITIES | 278,954 | 16 | 311,566 | 16 |
| **27** | **LONG-TERM LIABILITIES** | **0** | **0** | **0** | **0** |
| 28 | BANK LOANS | 0 | 0 | 0 | 0 |
| 29 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| 30 | OTHER LOANS | 0 | 0 | 0 | 0 |
| **31** | **DEFERRED LOANS** | **908,604** | **53** | **909,866** | **48** |
| **32** | **OTHER LIABILITIES** | **130,888** | **8** | **233,018** | **12** |
| **33** | **CONSOLIDATED STOCK HOLDERS' EQUITY** | **6,934,795** | **100** | **6,406,542** | **100** |
| **34** | **MINORITY INTEREST** | **3,332** | | **5,584** | |
| **35** | **MAJORITY INTEREST** | **6,931,463** | **100** | **6,400,958** | **100** |
| **36** | **CONTRIBUTED CAPITAL** | **825,123** | **12** | **825,020** | **13** |
| 37 | PAID-IN CAPITAL STOCK (NOMINAL) | 15,000 | 0 | 15,000 | 0 |
| 38 | RESTATEMENT OF PAID-IN CAPITAL STOCK | 776,384 | 11 | 776,384 | 12 |
| 39 | PREMIUM ON SALES OF SHARES | 33,739 | 0 | 33,636 | 1 |
| 40 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 | 0 | 0 |
| **41** | **CAPITAL INCREASE (DECREASE)** | **6,106,340** | **88** | **5,575,938** | **87** |
| 42 | RETAINED EARNINGS AND CAPITAL RESERVE | 6,881,331 | 99 | 6,159,604 | 96 |
| 43 | REPURCHASE FUND OF SHARES | 234,510 | 3 | 233,795 | 4 |
| 44 | EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY | (1,531,521) | (22) | (1,472,384) | (23) |
| 45 | NET INCOME FOR THE YEAR | 522,020 | 8 | 654,923 | 10 |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

**82-4211**

STOCK EXCHANGE CODE: **CONTAL**
**GRUPO CONTINENTAL, S.A.**

QUARTER: **2** YEAR: **2003**

**CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **3** | **CASH AND SHORT-TERM INVESTMENTS** | **2,194,971** | **100** | **1,887,409** | **100** |
| 46 | CASH | 59,653 | 3 | 69,980 | 4 |
| 47 | SHORT-TERM INVESTMENTS | 2,135,318 | 97 | 1,817,429 | 96 |
| **18** | **DEFERRED ASSETS (NET)** | **563,690** | **100** | **715,239** | **100** |
| 48 | AMORTIZED OR REDEEMED EXPENSES | 68,822 | 12 | 188,943 | 26 |
| 49 | GOODWILL | 494,868 | 88 | 526,296 | 74 |
| 50 | DEFERRED TAXES | 0 | 0 | 0 | 0 |
| 51 | OTHERS | 0 | 0 | 0 | 0 |
| **21** | **CURRENT LIABILITIES** | **679,618** | **100** | **765,859** | **100** |
| 52 | FOREING CURRENCY LIABILITIES | 35,183 | 5 | 35,293 | 5 |
| 53 | MEXICAN PESOS LIABILITIES | 644,435 | 95 | 730,566 | 95 |
| **24** | **STOCK MARKET LOANS** | **0** | **100** | **0** | **100** |
| 54 | COMMERCIAL PAPER | 0 | 0 | 0 | 0 |
| 55 | CURRENT MATURITIES OF MEDIUM TERM NOTES | 0 | 0 | 0 | 0 |
| 56 | CURRENT MATURITIES OF BONDS | 0 | 0 | 0 | 0 |
| **26** | **OTHER CURRENT LIABILITIES** | **278,954** | **100** | **311,566** | **100** |
| 57 | OTHER CURRENT LIABILITIES WITH COST | 0 | 0 | 0 | 0 |
| 58 | OTHER CURRENT LIABILITIES WITHOUT COST | 278,954 | 100 | 311,566 | 100 |
| **27** | **LONG-TERM LIABILITIES** | **0** | **100** | **0** | **100** |
| 59 | FOREING CURRENCY LIABILITIES | 0 | 0 | 0 | 0 |
| 60 | MEXICAN PESOS LIABILITIES | 0 | 0 | 0 | 0 |
| **29** | **STOCK MARKET LOANS** | **0** | **100** | **0** | **100** |
| 61 | BONDS | 0 | 0 | 0 | 0 |
| 62 | MEDIUM TERM NOTES | 0 | 0 | 0 | 0 |
| **30** | **OTHER LOANS** | **0** | **100** | **0** | **100** |
| 63 | OTHER LOANS WITH COST | 0 | 0 | 0 | 0 |
| 64 | OTHER LOANS WITHOUT COST | 0 | 0 | 0 | 0 |
| **31** | **DEFERRED LOANS** | **908,604** | **100** | **909,866** | **100** |
| 65 | NEGATIVE GOODWILL | 0 | 0 | 0 | 0 |
| 66 | DEFERRED TAXES | 908,604 | 100 | 909,866 | 100 |
| 67 | OTHERS | 0 | 0 | 0 | 0 |
| **32** | **OTHER LIABILITIES** | **130,888** | **100** | **233,018** | **100** |
| 68 | RESERVES | 130,888 | 100 | 233,018 | 100 |
| 69 | OTHERS LIABILITIES | 0 | 0 | 0 | 0 |
| **44** | **EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY** | **(1,531,521)** | **100** | **(1,472,384)** | **100** |
| 70 | ACCUMULATED INCOME DUE TO MONETARY POSITION | 0 | 0 | 0 | 0 |
| 71 | INCOME FROM NON-MONETARY POSITION ASSETS | (1,531,521) | (100) | (1,472,384) | (100) |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

**82-4211**

STOCK EXCHANGE CODE: **CONTAL**

**GRUPO CONTINENTAL, S.A.**

QUARTER: **2** YEAR: **2003**

**CONSOLIDATED FINANCIAL STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 72 | WORKING CAPITAL | 2,722,849 | 2,436,111 |
| 73 | PENSIONS FUND AND SENIORITY PREMIUMS | 0 | 0 |
| 74 | EXECUTIVES (*) | 64 | 64 |
| 75 | EMPLOYERS (*) | 4,965 | 5,028 |
| 76 | WORKERS (*) | 9,567 | 9,307 |
| 77 | CIRCULATION SHARES (*) | 749,980,000 | 749,956,800 |
| 78 | REPURCHASED SHARES (*) | 20,000 | 43,200 |

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

**82-4211**

STOCK EXCHANGE CODE: **CONTAL**
**GRUPO CONTINENTAL, S.A.**

QUARTER: **2** YEAR: **2003**

**CONSOLIDATED EARNING STATEMENT**
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

**Final Printing**

| REF | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| R | | Amount | % | Amount | % |
| 1 | **NET SALES** | **4,835,291** | **100** | **4,964,250** | **100** |
| 2 | COST OF SALES | 2,221,371 | 46 | 2,136,530 | 43 |
| 3 | **GROSS INCOME** | **2,613,920** | **54** | **2,827,720** | **57** |
| 4 | OPERATING | 1,796,289 | 37 | 1,797,924 | 36 |
| 5 | **OPERATING INCOME** | **817,631** | **17** | **1,029,796** | **21** |
| 6 | TOTAL FINANCING COST | (16,850) | 0 | (79,694) | (2) |
| 7 | **INCOME AFTER FINANCING COST** | **834,481** | **17** | **1,109,490** | **22** |
| 8 | OTHER FINANCIAL OPERATIONS | (7,697) | 0 | (13,792) | 0 |
| 9 | **INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING** | **842,178** | **17** | **1,123,282** | **23** |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | 382,626 | 8 | 512,742 | 10 |
| 11 | **NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING** | **459,552** | **10** | **610,540** | **12** |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | 63,074 | 1 | 44,779 | 1 |
| 13 | **CONSOLIDATED NET INCOME OF CONTINUOUS** | **522,626** | **11** | **655,319** | **13** |
| 14 | INCOME OF DISCONTINUOUS OPERATIONS | 0 | 0 | 0 | 0 |
| 15 | **CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS** | **522,626** | **11** | **655,319** | **13** |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES (INCOME) | 0 | 0 | 0 | 0 |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 0 | 0 | 0 | 0 |
| 18 | **NET CONSOLIDATED INCOME** | **522,626** | **11** | **655,319** | **13** |
| 19 | NET INCOME OF MINORITY INTEREST | 606 | | 396 | 0 |
| 20 | **NET INCOME OF MAJORITY INTEREST** | **522,020** | **11** | **654,923** | **13** |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

**82-4211**

STOCK EXCHANGE CODE: **CONTAL**
**GRUPO CONTINENTAL, S.A.**

QUARTER: **2** YEAR: **2003**

**CONSOLIDATED EARNING STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **NET SALES** | **4,835,291** | **100** | **4,964,250** | **100** |
| 21 | DOMESTIC | 4,835,115 | 100 | 4,964,100 | 100 |
| 22 | FOREIGN | 176 | 0 | 150 | 0 |
| 23 | TRANSLATED INTO DOLLARS (***) | 17 | 0 | 15 | 0 |
| **6** | **TOTAL FINANCING COST** | **(16,850)** | **100** | **(79,694)** | **100** |
| 24 | INTEREST PAID | 6,245 | 37 | 6,164 | 8 |
| 25 | EXCHANGE LOSSES | 332 | 2 | 20,708 | 26 |
| 26 | INTEREST EARNED | 41,572 | 247 | 41,487 | 52 |
| 27 | EXCHANGE PROFITS | 8,233 | 49 | 104,197 | 131 |
| 28 | GAIN DUE TO MONETARY POSITION | 26,378 | 157 | 39,118 | 49 |
| **8** | **OTHER FINANCIAL OPERATIONS** | **(7,697)** | **100** | **(13,792)** | **100** |
| 29 | OTHER NET EXPENSES (INCOME) NET | (7,697) | (100) | (13,792) | (100) |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS | 0 | 0 | 0 | 0 |
| **10** | **RESERVE FOR TAXES AND WORKERS' PROFIT SHARING** | **382,626** | **100** | **512,742** | **100** |
| 32 | INCOME TAX | 279,041 | 73 | 405,351 | 79 |
| 33 | DEFERED INCOME TAX | 23,919 | 6 | (6,231) | (1) |
| 34 | WORKERS' PROFIT SHARING | 79,620 | 21 | 114,187 | 22 |
| 35 | DEFERED WORKERS' PROFIT SHARING | 46 | 0 | (565) | 0 |

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

**82-4211**

STOCK EXCHANGE CODE: **CONTAL**
**GRUPO CONTINENTAL, S.A.**

QUARTER: **2** YEAR **2003**

**CONSOLIDATED EARNING STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 36 | TOTAL SALES | 4,918,830 | 5,014,288 |
| 37 | NET INCOME OF THE YEAR | 511,276 | 709,835 |
| 38 | NET SALES (**) | 9,753,794 | 9,959,970 |
| 39 | OPERATION INCOME (**) | 1,722,398 | 1,981,378 |
| 40 | NET INCOME OF MAYORITY INTEREST(**) | 1,149,972 | 1,251,643 |
| 41 | NET CONSOLIDATED INCOME (**) | 1,147,711 | 1,251,662 |

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

**82-4211**

STOCK EXCHANGE CODE: **CONTAL**
**GRUPO CONTINENTAL, S.A.**

QUARTER: **2** YEAR: **2003**

**CONSOLIDATED FINANCIAL STATEMENT**
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| **1** | **CONSOLIDATED NET INCOME** | **522,626** | **655,319** |
| 2 | +(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH | 124,098 | 103,102 |
| **3** | **CASH FLOW FROM NET INCOME OF THE YEAR** | **646,724** | **758,421** |
| 4 | CASH FLOW FROM CHANGE IN WORKING CAPITAL | (111,088) | 21,118 |
| **5** | **CASH GENERATED (USED) IN OPERATING ACTIVITIES** | **535,636** | **779,539** |
| 6 | CASH FLOW FROM EXTERNAL FINANCING | 62,872 | 29,590 |
| 7 | CASH FLOW FROM INTERNAL FINANCING | (562,500) | (590,599) |
| **8** | **CASH FLOW GENERATED (USED) BY FINANCING** | **(499,628)** | **(561,009)** |
| **9** | **CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES** | **(206,117)** | **(156,402)** |
| 10 | NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS | (170,109) | 62,128 |
| 11 | CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD | 2,365,080 | 1,825,281 |
| 12 | CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD | 2,194,971 | 1,887,409 |

**82-4211**

STOCK EXCHANGE CODE: **CONTAL**
**GRUPO CONTINENTAL, S.A.**

QUARTER: **2** YEAR: **2003**

**CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 2 | **+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH** | **124,098** | **103,102** |
| 13 | DEPRECIATION AND AMORTIZATION FOR THE YEAR | 157,052 | 148,226 |
| 14 | + (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS | 6,261 | 5,837 |
| 15 | + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE | 0 | 0 |
| 16 | + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION | 0 | 0 |
| 17 | + (-) OTHER ITEMS | (39,215) | (50,961) |
| 4 | **CASH FLOW FROM CHANGE IN WORKING CAPITAL** | **(111,088)** | **21,118** |
| 18 | + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE | (32,369) | 39,005 |
| 19 | + (-) DECREASE (INCREASE) IN INVENTORIES | (41,342) | 39,419 |
| 20 | + (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE | 0 | 0 |
| 21 | + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT | (11,168) | (102,287) |
| 22 | + (-) INCREASE (DECREASE) IN OTHER LIABILITIES | (26,209) | 44,981 |
| 6 | **CASH FLOW FROM EXTERNAL FINANCING** | **62,872** | **29,590** |
| 23 | + SHORT-TERM BANK AND STOCK MARKET FINANCING | 0 | 0 |
| 24 | + LONG-TERM BANK AND STOCK MARKET FINANCING | 0 | 0 |
| 25 | + DIVIDEND RECEIVED | 89,671 | 78,709 |
| 26 | + OTHER FINANCING | 0 | 0 |
| 27 | (-) BANK FINANCING AMORTIZATION | 0 | 0 |
| 28 | (-) STOCK MARKET AMORTIZATION | 0 | 0 |
| 29 | (-) OTHER FINANCING AMORTIZATION | (26,799) | (49,119) |
| 7 | **CASH FLOW FROM INTERNAL FINANCING** | **(562,500)** | **(590,599)** |
| 30 | + (-) INCREASE (DECREASE) IN CAPITAL STOCKS | 0 | 0 |
| 31 | (-) DIVIDENS PAID | (562,500) | (590,599) |
| 32 | + PREMIUM ON SALE OF SHARES | 0 | 0 |
| 33 | + CONTRIBUTION FOR FUTURE CAPITAL INCREASES | 0 | 0 |
| 9 | **CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES** | **(206,117)** | **(156,402)** |
| 34 | + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE | 0 | 0 |
| 35 | (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT | (206,075) | (175,024) |
| 36 | (-) INCREASE IN CONSTRUCTIONS IN PROGRESS | 0 | 0 |
| 37 | + SALE OF OTHER PERMANENT INVESTMENTS | 0 | 0 |
| 38 | + SALE OF TANGIBLE FIXED ASSETS | 0 | 0 |
| 39 | + (-) OTHER ITEMS | (42) | 18,622 |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

**82-4211**

STOCK EXCHANGE CODE: **CONTAL** QUARTER: **2** YEAR: **2003**
**GRUPO CONTINENTAL, S.A.**

**RATIOS**
**CONSOLIDATED**

**Final Printing**

| REF P | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | **YIELD** | | | | |
| 1 | NET INCOME TO NET SALES | 10.81 | % | 13.20 | % |
| 2 | NET INCOME TO STOCK HOLDERS' EQUITY (**) | 16.59 | % | 19.55 | % |
| 3 | NET INCOME TO TOTAL ASSETS (**) | 13.26 | % | 15.05 | % |
| 4 | CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME | 44.39 | % | 51.12 | % |
| 5 | INCOME DUE TO MONETARY POSITION TO NET INCOME | (5.05) | % | (5.97) | % |
| | **ACTIVITY** | | | | |
| 6 | NET SALES TO NET ASSETS (**) | 1.13 | times | 1.20 | times |
| 7 | NET SALES TO FIXED ASSETS (**) | 2.51 | times | 2.74 | times |
| 8 | INVENTORIES ROTATION (**) | 5.25 | times | 5.35 | times |
| 9 | ACCOUNTS RECEIVABLE IN DAYS OF SALES | 7 | days | 7 | days |
| 10 | PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) | 0.00 | % | 0.00 | % |
| | **LEVERAGE** | | | | |
| 11 | TOTAL LIABILITIES TO TOTAL ASSETS | 19.87 | % | 22.95 | % |
| 12 | TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY | 0.25 | times | 0.30 | times |
| 13 | FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES | 2.05 | % | 1.85 | % |
| 14 | LONG-TERM LIABILITIES TO FIXED ASSETS | 0.00 | % | 0.00 | % |
| 15 | OPERATING INCOME TO INTEREST PAID | 130.93 | times | 167.07 | times |
| 16 | NET SALES TO TOTAL LIABILITIES (**) | 5.67 | times | 5.22 | times |
| | **LIQUIDITY** | | | | |
| 17 | CURRENT ASSETS TO CURRENT LIABILITIES | 5.01 | times | 4.18 | times |
| 18 | CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES | 3.74 | times | 3.12 | times |
| 19 | CURRENTS ASSETS TO TOTAL LIABILITIES | 1.98 | times | 1.68 | times |
| 20 | AVAILABLE ASSETS TO CURRENT LIABILITIES | 322.97 | % | 246.44 | % |
| | **CASH FLOW** | | | | |
| 21 | CASH FLOW FROM NET INCOME TO NET SALES | 13.38 | % | 15.28 | % |
| 22 | CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES | (2.30) | % | 0.43 | % |
| 23 | CASH GENERATED (USED) IN OPERATING TO INTEREST PAID | 85.77 | times | 126.47 | times |
| 24 | EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | (12.58) | % | (5.27) | % |
| 25 | INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | 112.58 | % | 105.27 | % |
| 26 | ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES | 99.98 | % | 111.91 | |

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

**82-4211**

STOCK EXCHANGE CODE: **CONTAL**
**GRUPO CONTINENTAL, S.A.**

QUARTER: **2** YEAR: **2003**

**DATA PER SHARE**
**CONSOLIDATED FINANCIAL STATEMENT**

**Final Printing**

| REF D | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 1 | BASIC PROFIT PER ORDINARY SHARE (**) | $ 1.53 | $ 1.67 |
| 2 | BASIC PROFIT PER PREFERENT SHARE (**) | $ 0.00 | $ 0.00 |
| 3 | DILUTED PROFIT PER ORDINARY SHARE (**) | $ 0.00 | $ 0.00 |
| 4 | CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**) | $ 1.53 | $ 1.63 |
| 5 | EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | $ 0.00 |
| 6 | EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | $ 0.00 |
| 7 | EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | $ 0.00 |
| 8 | CARRYING VALUE PER SHARE | $ 9.24 | $ 8.54 |
| 9 | CASH DIVIDEND ACUMULATED PER SHARE | $ 0.75 | $ 0.75 |
| 10 | DIVIDEND IN SHARES PER SHARE | 0.00 shares | 0.00 shares |
| 11 | MARKET PRICE TO CARRYING VALUE | 1.77 times | 1.67 times |
| 12 | MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**) | 10.66 times | 8.56 times |
| 13 | MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**) | 0.00 times | 0.00 times |

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

**FINANCIAL STATEMENT NOTES (1)**

**CONSOLIDATED**
**Final Printing**

S-32 OTHER LIABILITIES:

PENSION PLAN AND SENIORITY PREMIUMS LIABILITIES DERIVED OF THE APPLICATION OF THE BULLETIN D-3 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS.

| | |
|---|---|
| PENSION PLAN | $ 69,785 |
| SENIORITY PREMIUMS | 61,103 |
| | $ 130,888 |

S-42 RETAINED EARNINGS AND CAPITAL RESERVE

| | |
|---|---|
| RETAINED EARNINGS | $ 6,837,760 |
| LEGAL RESERVE | 43,571 |
| | $ 6,881,331 |

S-43 REPURCHASE FUND OF SHARES

THE COMPANY HAS ESTABLISCHED A REPURCHASE FUND OF ITS SHARES, WHICH IS SHOWED IN THE ITEM S-43 OF THE FINANCIAL STATEMENTS, AS FOLLOWS:

SUMMARY:

| | |
|---|---|
| HISTORICAL VALUE RESERVE | $ 150,000 |
| SURPLUS FROM RESTATEMENT | 84,833 |
| REPURCHASE, NET | (322) |
| PAID COMMISIONS | (1) |
| T O T A L | $ 234,510 |

AT JUNE 30, 2003, THE COMPANY OWNS 20,000 REPURCHASE FUND OF SHARES. THE LIMIT RELOCATION WILL BE AT DECEMBER 2003.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

S-71 INCOME FROM NON-MONETARY POSITION ASSETS

| | |
|---|---|
| INCOME FROM NON-MONETARY POSITION ASSETS | $ (578,246) |
| EFFECT ACUMULATED DEFERRED INCOME TAXES | (953,275) |
| | $ (1,531,521) |

S-31 DEFERRED CREDITS

S-66 DEFERRED INCOME TAXES

THIS INCLUDE A LIABILITIES BY:

| | |
|---|---|
| DEFERRED INCOME TAXES (D-4) | $ 827,220 |
| DEFERRED INCOME TAXES FISCAL | 79,860 |
| STATUTORY EMPLOYEES PROFIT SHARING (D-4) | 1,524 |
| | $ 908,604 |

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

**DIRECTOR REPORT (1)**

**ANNEX 1**

**CONSOLIDATED**
**Final Printing**

ECONOMIC SCENARIO

Mexico's economy is stagnant. GDP growth during 2003 may end up at 2%.

In technical terms, the Country is in a recession and growth expectations have dropped due to the loss of jobs, which translate into lower consumption rates.

Without a structural reform, namely in the tax, labor and energy areas, it is hardly possible to believe the GDP can grow according to projections made at the beginning of this administration.

The outcome of our latest elections represents a clear wake-up call for the President and Congress, with the population's firm message to step up their efforts in attaining consensus.

In spite of the circumstances, the beverage sector continues to show confidence in the Country, making investments to secure the best consumer service and adequate preparedness for the upcoming demand increase.

OPERATIONS AND RESULTS

The sales volume during the first half of the year, including bonuses and samplings, amounted to 179 million unit cases, which is 3.6% more than sales during the same period last year.

Among relevant marketing activities, the most outstanding are 213 product launchings into the market, during the first half as well. Upon launching the Vanilla Coca-Cola on the 16th this month throughout the Guadalajara metro area, we became the first Coca-Cola franchise in Mexico to start marketing this product.

We have conducted seven promotional campaigns; four targeting the consumer market, two for wholesalers and one on the image.

In addition, we held the inter-secondary school VI Coca-Cola Cup tournament, with more than 100 thousand youngsters from around the Country taking part, comprising almost seven thousand soccer teams.

As to the marketing per channel system, we increased the number of customers, as well as wholesaler training programs and refrigeration units in the market to be used exclusively for our products.

Rationalization work continues at our production centers and on July 9 we closed Rio Verde and Fresnillo as such. They have become only distribution centers.

This month our bottling companies in La Bufa, Zacatecas and Zapopan, and Guadalajara's Metro Area qualified for certification on the last phase of the Coca-Cola Quality System. These are the first bottling companies in the world to obtain this acknowledgement with the current validating system.

**DIRECTOR REPORT (1)**

**ANNEX 1**

**CONSOLIDATED**
**Final Printing**

CAPITAL RESOURCES

Investments on infrastructure amounted to 245 million pesos, and were paid using operating cash flow.

Key investments made included installing two new bottling lines for jugs of Ciel water, retrofitting several production lines to operate with larger sizes, building the new production center in Aguascalientes and distribution centers in Manzanillo, Colima and Rio Verde, San Luis Potosi. We also invested on several bottling companies to increase the production capacity of returnable glass and plastic.

We continue our plan to invest on refrigeration units, different kinds of vehicles for the distribution fleet, auto body parts, service vehicles, forklifts and tracts of land.

LIQUIDITY

Operating cash flow continues to be more than 20% of sales, which allows us to reinvest on the business, distribute excellent dividends, have a strategic reserve and avoid the cost of debt.

COMPANY´S ACTIVITIES

Grupo Continental, S. A. (the "Company") is a holding company of entities, which are principally engaged in the manufacture and sale of soft drinks and purified water. There are 17 franchises granted by The Coca-Cola Company, operating in seven states in Mexico.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The consolidated financial statements include the assets, liabilities and results of the Company and its subsidiaries, each of which is more than 50% owned by the Company. All material intercompany balances and transactions have been eliminated in consolidation.

The subsidiaries of Grupo Continental, S. A. included in the consolidation are listed at annex 3 on this information.

The significant accounting policies followed by the Company, all of which are based on Mexican Generally Accepted Accounting Principles ("Mexican GAAP"), are summarized below:

a) Recognition of the effects of inflation

The financial statements of the Company and its consolidated subsidiaries recognize the effects of inflation in accordance with Bulletin B-10, "Recognition of the Effects of Inflation in Financial Information", and have been restated to constant June 30, 2003 Mexican pesos using the Mexican National Consumer Price Index ("INPC"), published by the Banco de Mexico. The financial statements are therefore comparable with each other since each is stated in Mexican pesos of the same purchasing power.

b) Cash and cash equivalents

Cash and cash equivalents consist of cash and unsecured short-term investments with banks, which are payable on demand and bear interest at variable rates. The carrying amounts are stated at cost, which approximates its fair value.

c) Inventories and cost of sales

Inventories are stated at the restated value of replacement and production, which does not exceed market value. Cost of sales is stated utilizing the replacement cost at time of sale.

d) Investments

The Company's investments in shares of subsidiaries and associated companies are valued by applying the equity method for purposes of presentation in the individual financial statements. Other investments in shares are expressed at the restated cost at the end of the year, applying factors derived from the INPC.

e) Property, plant and equipment

Property, plant and equipment are recorded at acquisition cost. The acquisitions are restated by applying factors derived from Mexico's INPC. Depreciation is calculated using the straight-line method, based on the useful lives of the assets.

f) Cost of cases and bottles

The inventory of cases and bottles is recorded at the lesser of deposit value or replacement cost. Broken cases and bottles are charged to income as sales or general expenses (bottles broken during production are charged to cost of sales). These charges to results are not materially different from the results that would be obtained if the Company amortized these bottles and cases over their estimated useful lives of approximately 4 years. (1.5 years for plastic bottles and 4 years for polycarbonate 20-liter jugs).

The cost of cases and bottles provided to retailers at no charge, in connection with promotional campaigns for new container sizes (net of the amount of such costs paid by The Coca-Cola Company pursuant to cooperative marketing arrangements) is capitalized and is included in other non-current assets in the consolidated balance sheet and it is amortized over their estimated useful life mentioned in the preceding paragraph and charged to the advertising and promotional expenses.

g) Goodwill

Goodwill is difference of the amount paid and the book value of shares of subsidiaries and associated companies acquired. It is restated by applying factors derived from the Mexican INPC to historical amounts. Goodwill is amortized on a straight-line method in a period not exceeding 20 years.

h) Income tax and employees' profit sharing

Income tax and employees' profit sharing recorded in the year's results are based on criteria established in Bulletin D-4, "Accounting treatment of income tax, tax on asset and employees' profit sharing", issued by the Mexican Institute of Public Accountants. The method established in this bulletin for determining the basis for computing deferred income tax consists of comparing accounting and fiscal values of assets and liabilities. The current income tax

rate is applied to the resulting temporary differences at the time it is estimated that these will be recovered or paid, and are recognized as a deferred asset or liability. Asset tax incurred and recoverable from previous years represents a prepayment of income tax. Calculations of employees' profit sharing that are assumed to cause a benefit or that will be paid in the future must be recognized as deferred assets or liabilities.

i) Pension plans and seniority premiums

Employees are entitled to seniority premiums upon completion of employment 15 years of service. These premiums are recognized as a cost from the first year of seniority through recording a provision determined by an actuarial computation.

The majority of Company subsidiaries provide pension plans that cover non-union employees. These pension plans cover eligible employees with at least 10 years of service and who are 60 years of age, and remains in effect at least for ten years, and until the death of the employee. The amount of payment under the pension benefit is based on the average net salary for the last 12 months of service, and is reduced by the amount of payment of the benefits received by the employee from the Mexican Institute of Social Security. The subsidiaries make annual contributions to the irrevocable trust based on actuarial estimations.

Two subsidiaries provide benefit pension plans covering union employees with at least 25 years of uninterrupted service and who are at least 60 years of age. The amount of payment equals 50% of the salary at the date of retirement.

The cost of seniority premiums and the pension plans is calculated on an actuarial basis, as established in Bulletin D-3 "Labor Obligations", issued by the Mexican Institute of Public Accountants. This bulletin requires recording a net cost or income for each year, as well as recognizing liabilities and assets. The only acceptable method is actuarial calculation based on the service completed, with projected salaries.

Other compensations based on length of service and to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Labor Law, are charged to results in the year in which they become payable.

j) Transactions in U.S. dollars

Transactions in U.S. dollars are recorded at the exchange rate prevailing on the date the transaction is entered into. Assets and liabilities denominated in foreign currency are stated in Mexican pesos at the date of the balance sheet. Exchange gains or losses are included in results of operations.

k) Restatement of shareholders' equity

Items comprising shareholders' equity are restated by applying factors derived from Mexico's INPC to historical amounts. The restated figures represent the shareholders' investment in Mexican pesos with purchasing power at the date of the balance sheet.

The surplus or deficit from restatement of shareholders' equity represents the degree to which the Company has succeeded in preserving the purchasing power of shareholder contributions, and the results obtained. This concept is represented principally by the result of holding non-monetary assets and its corresponding effect on results when the assets are consumed. This is determined by comparing replacement values of non-monetary assets with the values derived from the Mexican INPC.

l) Comprehensive income

"Comprehensive income" represents the performance of the Company during the years presented. This item is represented by net income and the effect of holding non-monetary assets and of deferred income tax, that in accordance with applicable accounting principles should be recorded in shareholders' equity.

m) Result from monetary position

Result from monetary position represents the effects of inflation, as measured by changes in the Mexican INPC, on the company's net monetary assets and liabilities at the beginning of each month. This result is charged or credited comprehensively to the results and forms part of the comprehensive cost of financing.

n) Advertising and promotional expenses

During the periods covered by these financial statements, pursuant to annual cooperative marketing budgets, The Coca-Cola Company has made co-payments equal to approximately half of the cost of certain advertising and promotional programs, including the cost of bottles and cases introduced into the market at no cost to the Company's customers. The Company, together with.

other Mexican Coca-Cola bottlers, has made co-payments in connection with national advertising campaigns based on the population of their respective territories, equal to approximately half of the cost of such campaigns. The advertising and promotional expenses reflect the portion of such costs applicable to the Company. Funds expended by the Company on behalf of The Coca-Cola Company's portion of such expenses, are recorded as accounts receivable and accordingly, have no effect on the results. The Coca-Cola Company generally pays such receivables within an average of 60 days.

o) Income per share

Income per share is calculated by dividing majority net income, by the weighted average shares outstanding during each year presented. To june the 30 of 2003, The weighted average shares are 749,980,000, and 749,822,617 to (june 30th 2003 an june 30th 2002 respectively)

NOTE 2. PROPERTY, PLANT AND EQUIPMENT

Depreciation is calculated using the straight-line method, based on the useful lives of the assets.

All concepts of property plant and equipment, are calculated as follows:

AVERAGE ANNUAL DEPRECIATION RATE

| | |
|---|---|
| · Building | 2.4% |
| · Industrial equipment | 6.0% |
| · Anti-pollution equipment | 4.7% |
| · Transportation equipment | 6.7% |
| · Furniture and other equipment | 12.3% |

NOTE 3. CREDIT STOCK-EXCHANGE

N / A

NOTE 4. CONTINGENT LIABILITIES

The Pension and seniority premiums liability derived in accordance with applicable accounting principles by the application of the bulletin D-3 is as follow:

| | |
|---|---|
| Pension plan | $ 69,785 |
| Seniority premiums | 61,103 |
| T O T A L | $ 130,888 |

NOTE 5. SHAREHOLDERS' EQUITY

The capital stock of the Company is represented by 750,000,000 common shares, with a par value of two Mexican cents each, fully subscribed and paid.

At june the 30th 2003, the company held 20,000 own repurchase stock shares and the deadline to the for placing these shares is December 2003

Retained earnings, including those capitalized, are subject to taxes if they are paid in cash, except when they are paid from "net fiscal profit account" or "CUFIN". Also, the reimbursements of capital that proportionally exceed the contributed capital account (CUCA), are considered dividends and subject to tax.

The net income of the Company and of each subsidiary is subject to the legal requirement of appropriating 5% thereof to increase the legal reserve of the relevant Company until this reserve represents 20% of the company's capital stock. As of june 30, 2003, the Company's legal reserve stood at 3 million nominal Mexican pesos, representing 20% of the value of the nominal capital stock of the Company. The legal reserve is not available for distribution in cash, but can be capitalized, and is included in retained earnings.

The legal reserve is included at row S-42, at the Consolidated Balance Sheet.

MINORITY INTEREST

The Company owns practically 100% of the capital stock of its subsidiaries, and 51% of Servicios Ejecutivos Continental, S.A. The minority interest represents the equity in this subsidiary owned by minority shareholders, and it is shown in the consolidated balance sheet after the majority shareholders' equity. The consolidated statement of income shows the consolidated net income and majority and minority portions are shown after the consolidated net income.

NOTE 6. RESERVE TO REPURCHASE OF OWN STOCK

Statutory The Company have establish a reserve to repurchase own stock, and is included in row S-43 of the financial statements as follow:

SUMMARY:

| | |
|---|---|
| Historical amount of the reserve | $ 150,000 |
| Updated by B-10 | 84,833 |
| Net Amount apply to the repurchase | (322) |
| Paid commission | (1) |
| T O T A L | $ 234,510 |

At june 30th 2003, the company held 20,000 own repurchase stock shares. The deadline for placing these shares is December 2003.

NOTE 7. COMPREHENSIVE COST OF FINANCING

(principal concepts are include in the consolidated statement of income)

NOTE 8. DEFERRED INCOME

The accumulates effects of the deferred income at june 30th are as follows:

S-71 Result from monetary position:

| | | |
|---|---|---|
| Result from monetary position | $ | (578,246) |
| Accumulate effect of deferred income (D-4) | | (953,275) |
| T O T A L | $ | 1,531,521 |

S-31 Credit deferred:
S-66 Deferred income:

On this row is included a liability by:

| | |
|---|---|
| Deferred income (D-4) | $ 827,220 |
| Deferred income (fiscal) | 79,860 |
| Deferred employees´ statutory profit | 1,524 |
| | $ 908,604 |

NOTE 9. EXTRAORDINARY ITEMS

N / A

NOTE 10. CONTINUING OPERATIONS

N / A

NOTE 11. EFFECT AT THE BEGINNING OF THE EXERCISE BY THE APLLICATION OF ACCOUNTING PRINCIPLES.

N / A

NOTE 12. NET MONTHLY EFFECT (HISTORICAL AND B-10)

LAST 12 MONTHS

| MONTH | NET MAYORITARY INTEREST ACUMULATED OF THE EXERCISE (HISTORICAL) | NET MAYORITARY INTEREST OF THE EXERCISE (MONTHLY-HISTORICAL) | INPC CLOSURE | INPC ORIGINAL | NET MAYORITARY INTEREST OF THE EXERCISE (MONTHLY-WITH-B-10) |
|---|---|---|---|---|---|
| Jul-02 | 94,248 | 94,248 | 104.188 | 100.204 | 97,995 |
| Ago-02 | 214,471 | 120,223 | 104.188 | 100.585 | 124,529 |
| Sep-02 | 343,264 | 128,793 | 104.188 | 101.190 | 132,609 |
| Oct-02 | 439,497 | 96,233 | 104.188 | 101.636 | 98,649 |
| Nov-02 | 498,094 | 58,597 | 104.188 | 102.458 | 59,586 |
| Dic-02 | 611,266 | 113,172 | 104.188 | 102.904 | 114,584 |
| Ene-03 | 729,399 | 118,133 | 104.188 | 103.320 | 119,125 |
| Feb-03 | 791,645 | 62,246 | 104.188 | 103.607 | 62,595 |
| Mar-03 | 829,370 | 37,725 | 104.188 | 104.261 | 37,699 |
| Abr-03 | 894,931 | 65,561 | 104.188 | 104.439 | 65,403 |
| May-03 | 1,016,920 | 121,989 | 104.188 | 104.102 | 122,090 |
| Jun-03 | 1,132,028 | 115,108 | 104.188 | 104.188 | 115,108 |
| | | --------- | | | --------- |
| | | 1,132,028 | | | 1,149,972 |
| | | ========= | | | ========= |

NOTA 13. COMPANY EVENTS

N/A

FINANCIAL RESPONSIBILITY OF THE MANAGERS

july 24th 2003.

Comisión Nacional Bancaria y de Valores
Insurgentes sur 1971
Torre sur 7° piso, Plaza Inn
Col. Guadalupe Inn
Delegación Alvaro Obregón
01020 México, D.F.

At'n.: C.P. Ricardo Piña Gutiérrez.
Supervisor en Jefe de Vigilancia
de Emisoras

Dear friends:

We do hereby declare under oath, that within our respective responsibilities, we prepared the information related to the company set forth the second quarter, which, according to our understanding, reasonably reflects its situation. Furthermore, we declare that we are not aware of any relevant information that has been omitted or false in this report or that this report contains any information that might induce investors to an error.

Sincerely,

Marcos Aguilar Romo
General Director

Miguel Angel Rábago Vite
Executive Director of Finance

82-4211

STOCK EXCHANGE CODE: **CONTAL**
**GRUPO CONTINENTAL, S.A.**

QUARTER: **2** YEAR: **2003**

**RELATIONS OF SHARES INVESTMENTS**

**ANNEX 3**

**CONSOLIDATED**
**Final Printing**

| COMPANY NAME (1) | MAIN ACTIVITIES | NUMBER OF SHARES | WNERSHI (2) | TOTAL AMOUNT (Thousands of Pesos) | |
|---|---|---|---|---|---|
| | | | | CQUISITIO COST | PRESENT VALUE (3) |
| SUBSIDIARIES | | | | | |
| 1 EMBOTELLADORA AGUASCALIENTES, S.A. DE C.V. | BOTTLING PLANT | 149,999 | 99.99 | 8,422 | 149,770 |
| 2 EMBOTELLADORA AMECA, S.A. DE C.V. | BOTTLING PLANT | 49,999 | 99.99 | 164 | 98,541 |
| 3 EMBOTELLADORA DE COAHUILA, S.A. DE C.V. | BOTTLING PLANT | 149,999 | 99.99 | 14,026 | 117,583 |
| 4 EMBOTELLADORA GOMEZ PALACIO, S.A. DE C.V. | BOTTLING PLANT | 499,999 | 99.99 | 4,494 | 95,880 |
| 5 EMBOTELLADORA GUADIANA, S.A. DE C.V. | BOTTLING PLANT | 119,999 | 99.99 | 7,723 | 102,462 |
| 6 EMBOTELLADORA GUADALUPE VICTORIA, S.A. DE C.V. | BOTTLING PLANT | 17,499,999 | 99.99 | 19,673 | 120,787 |
| 7 EMBOTELLADORA LA BUFA, S.A. DE C.V. | BOTTLING PLANT | 12,999,999 | 99.99 | 15,639 | 112,326 |
| 8 EMBOTELLADORA LA FAVORITA, S.A. DE C.V. | BOTTLING PLANT | 11,082,060 | 99.99 | 17,773 | 471,385 |
| 9 EMBOTELLADORA LAGUNERA, S.A. DE C.V. | BOTTLING PLANT | 1,904,999 | 99.99 | 5,571 | 139,712 |
| 10 EMBOTELLADORA LAS TROJES, S.A. DE C.V. | BOTTLING PLANT | 13,637,027 | 99.99 | 16,508 | 149,254 |
| 11 EMBOTELLADORA LOS ALTOS, S.A. DE C.V. | BOTTLING PLANT | 349,999 | 99.99 | 5,676 | 128,361 |
| 12 EMBOTELLADORA RIO VERDE, S.A. DE C.V. | BOTTLING PLANT | 49,999 | 99.99 | 1,410 | 34,660 |
| 13 EMBOTELLADORA SAN LUIS, S.A. DE C.V. | BOTTLING PLANT | 99,999 | 99.99 | 8,712 | 135,950 |
| 14 EMBOTELLADORA TANGAMANGA, S.A. DE C.V. | BOTTLING PLANT | 50,409,118 | 99.99 | 18,536 | 217,956 |
| 15 EMBOTELLADORA FRESNILLO, S.A. DE C.V. | BOTTLING PLANT | 849,999 | 99.99 | 3,176 | 93,551 |
| 16 EMBOTELLADORA ZAPOPAN, S.A. DE C.V. | BOTTLING PLANT | 18,999,999 | 99.99 | 22,038 | 179,519 |
| 17 EMBOTELLADORA DE TECOMAN, S.A. DE C.V. | BOTTLING PLANT | 33,391,749 | 99.99 | 159,791 | 174,305 |
| 18 INMOBILIARIA FAVORITA, S.A. DE C.V. | REAL STATE COMPANY | 18,290,060 | 99.99 | 23,969 | 540,492 |
| 19 FOMENTO DE AGUASCALIENTES, S.A. DE C.V. | REAL STATE COMPANY | 17,203,089 | 99.99 | 14,315 | 147,501 |
| 20 CONCENTRADOS INDUSTRIALES, S.A. DE C.V. | CHEMISTRY FACTORY | 499,999 | 99.99 | 846 | 18,321 |
| 21 FOMENTO DURANGO, S.A. DE C.V. | REAL STATE COMPANY | 2,108,017 | 99.99 | 568 | 104,973 |
| 22 FOMENTO MAYRAN, S.A. DE C.V. | REAL STATE COMPANY | 2,130,817 | 99.99 | 1,033 | 83,150 |
| 23 FOMENTO POTOSINO, S.A. DE C.V. | REAL STATE COMPANY | 49,999 | 99.99 | 475 | 23,572 |
| 24 FOMENTO RIO NAZAS, S.A. DE C.V. | REAL STATE COMPANY | 49,999 | 99.99 | 1,315 | 33,407 |
| 25 FOMENTO SAN LUIS, S.A. DE C.V. | REAL STATE COMPANY | 52,370,655 | 99.99 | 50,853 | 137,899 |

**82-4211**

STOCK EXCHANGE CODE: **CONTAL**
**GRUPO CONTINENTAL, S.A.**

QUARTER: **2** YEAR: **2003**

**RELATIONS OF SHARES INVESTMENTS**

**ANNEX 3**


**CONSOLIDATED**
**Final Printing**

| COMPANY NAME (1) | MAIN ACTIVITIES | NUMBER OF SHARES | WNERSHI (2) | TOTAL AMOUNT (Thousands of Pesos) | |
|---|---|---|---|---|---|
| | | | | COQUISITIO COST | PRESENT VALUE (3) |
| 26 FOMENTO ZACATECANO, S.A. DE C.V. | REAL STATE COMPANY | 7,559,999 | 99.99 | 10,024 | 82,431 |
| 27 GROSSMAN Y ASOCIADOS, S.A. DE C.V. | REAL STATE COMPANY | 109,999 | 99.99 | 2,281 | 126,455 |
| 28 SOCIEDAD INDUSTRIAL, S.A. DE C.V. | SERVICES COMPANY | 77,789,998 | 99.99 | 76,442 | 383,222 |
| 29 SERVICIOS EJECUTIVOS CONTINENTAL, S.A. | SERVICES COMPANY | 5,304,000 | 51.00 | 2,728 | 4,380 |
| 30 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:) | | 1 | 0.00 | 0 | 0 |
| **TOTAL INVESTMENT IN SUBSIDIARIES** | | | | **514,181** | **4,207,805** |
| **ASSOCIATEDS** | | | | | |
| 1 INDUSTRIA ENVASADORA DE QUERETARO, S.A. DE C.V. | SOFT DRINK CANNER | 84,609 | 16.92 | 8,670 | 60,257 |
| 2 ANDAMIOS ATLAS, S.A. DE C.V. | SCAFFOLD COMPANY | 1,065,139 | 26.01 | 6,524 | 48,536 |
| 3 PROMOTORA INDUSTRIAL AZUCARERA, S.A. DE C.V. | HOLDING COMPANY | 12,700,791 | 49.00 | 65,075 | 649,909 |
| | | 0 | 0.00 | 0 | 0 |
| **TOTAL INVESTMENT IN ASSOCIATEDS** | | | | **80,269** | **758,702** |
| **OTHER PERMANENT INVESTMENTS** | | | | | **35,827** |
| **TOTAL** | | | | | **5,002,334** |

**NOTES**

82-4211

STOCK EXCHANGE COD **CONTAL**
**GRUPO CONTINENTAL, S.A.**

QUARTER: **2** YEAR: **2003**

**PROPERTY, PLANT AND EQUIPMENT**
**(Thousands of Pesos)**

**ANNEX 4**

**CONSOLIDATED**
**Final Printing**

| CONCEPT | ACQUISITION COST | ACCUMULATED DEPRECIATION | CARRYING VALUE | REVALUATION | DEPRECIATION ON REVALUATION | CARRYING VALUE (+) REVALUATION (-) DEPRECIATION |
|---|---|---|---|---|---|---|
| **DEPRECIATION ASSETS** | | | | | | |
| PROPERTY | 411,307 | 45,876 | 365,431 | 1,277,464 | 486,988 | 1,155,907 |
| MACHINERY | 825,450 | 275,212 | 550,238 | 1,439,454 | 1,011,671 | 978,021 |
| TRANSPORT EQUIPMENT | 774,380 | 245,255 | 529,125 | 763,219 | 596,957 | 695,387 |
| OFFICE EQUIPMENT | 25,217 | 9,998 | 15,219 | 33,732 | 29,656 | 19,295 |
| COMPUTER EQUIPMENT | 70,781 | 40,519 | 30,262 | 21,453 | 18,604 | 33,111 |
| OTHER | 217,284 | 119,942 | 97,342 | 133,670 | 95,208 | 135,804 |
| **DEPRECIABLES TOTAL** | **2,324,419** | **736,802** | **1,587,617** | **3,668,992** | **2,239,084** | **3,017,525** |
| **NOT DEPRECIATION ASSETS** | | | | | | |
| GROUNDS | 148,340 | 0 | 148,340 | 506,411 | 0 | 654,751 |
| CONSTRUCTIONS IN PROCESS | 105,347 | 0 | 105,347 | 1,712 | 0 | 107,059 |
| OTHER | 108,649 | 0 | 108,649 | 3,459 | 0 | 112,108 |
| **NOT DEPRECIABLE TOTAL** | **362,336** | **0** | **362,336** | **511,582** | **0** | **873,918** |
| **TOTAL** | **2,686,755** | **736,802** | **1,949,953** | **4,180,574** | **2,239,084** | **3,891,443** |

STOCK EXCHANGE CODE: **CONTAL**
**GRUPO CONTINENTAL, S.A.**

**MEXICAN STOCK EXCHANGE**
**ANNEX 05**
**CREDITS BREAK DOWN**
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2003**

Final Printing
CONSOLIDATED

| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos | | Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval | | | | | | Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Until 1 Year | More Than 1 Year | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
| BANKS | | | | | | | | | | | | | | | | |
| WITH WARRANTY | | | | | | | | | | | | | | | | |
| EQUIPMENT/BANORTE | | 0.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| OTHER FINANCIAL ENTITIES | | | | | | | | | | | | | | | | |
| INVENTORIES/INTERNATIONAL | | 0.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| EQUIPMENT/INTERNATIONAL | | 0.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| INVENTORIES/BANCOMER | | 0.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| EQUIPMENT/BANCOMER | | 0.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **TOTAL BANKS** | | | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| PROVEEDORES | | | | | | | | | | | | | | | | |
| MISCELLANEOS | 31/12/2003 | 0.00 | 304,348 | 0 | 0 | 1,692 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **TOTAL SUPPLIERS** | | | **304,348** | **0** | **0** | **1,692** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| MISCELLANEOS | 31/12/2003 | 0.00 | 245,463 | 0 | 0 | 33,491 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **OTHER CURRENT LIABILITIES AND OTHER CREDITS** | | | **245,463** | **0** | **0** | **33,491** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| | | | **549,811** | **0** | **0** | **35,183** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |

**NOTES**

**82-4211**

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

**82-4211**

STOCK EXCHANGE CODE: **CONTAL** QUARTER: **2** YEAR: **2003**

**GRUPO CONTINENTAL, S.A.**

**TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE**
**(Thousands of Pesos)**

**ANNEX 6**

**CONSOLIDATED**
**Final Printing**

| TRADE BALANCE | DOLARS (1) | | OTHER CURRENCIES | | TOTAL |
|---|---|---|---|---|---|
| | THOUSANDS OF DOLARS | THOUSANDS OF PESOS | THOUSANDS OF DOLARS | THOUSANDS OF PESOS | THOUSANDS OF PESOS |
| **1. INCOME** | | | | | |
| EXPORTS | 17 | 176 | 0 | 0 | 176 |
| OTHER | 0 | 0 | 0 | 0 | 0 |
| **TOTAL** | **17** | **176** | | | **176** |
| | | | | | |
| **2. EXPENDITURE** | | | | | |
| IMPORT (RAW MATERIALS) | 256 | 2,724 | 0 | 0 | 2,724 |
| INVESTMENTS | 2,442 | 26,352 | 1,327 | 13,806 | 40,158 |
| OTHER | 2,260 | 24,883 | 0 | 0 | 24,883 |
| **TOTAL** | **4,958** | **53,959** | **1,327** | **13,806** | **67,765** |
| **NET BALANCE** | **(4,941)** | **(53,783)** | **(1,327)** | **(13,806)** | **(67,589)** |
| **FOREING MONETARY POSITION** | | | | | |
| **TOTAL ASSETS** | **147,338** | **1,534,908** | 0 | 0 | **1,534,908** |
| **LIABILITIES POSITION** | **3,377** | **35,183** | | | **35,183** |
| SHORT TERM LIABILITIES POSITION | 3,377 | 35,183 | 0 | 0 | 35,183 |
| LONG TERM LIABILITIES POSITION | 0 | 0 | 0 | 0 | 0 |
| **NET BALANCE** | **143,961** | **1,499,725** | | | **1,499,725** |

NOTES

EXCHANGE RATE ON THE INFORMATION DATE IS $10.4176 MEXICAN PESOS PER ONE DOLLAR PUBLISCHED BY BANCO DE MEXICO IN THE "DIARIO OFICIAL DE LA FEDERACION" THE LAST WORKING DAY OF THE REPORTED MONTH.

(1) EXPENSES IN OTHER CURRENCY:
EXCHANGE RATE FOR THE 1,131 EUROS IS $12.2069 MEXICAN PESOS PER ONE EURO.

82-4211

STOCK EXCHANGE CODE: **CONTAL**
**GRUPO CONTINENTAL, S.A.**

QUARTER: **2** YEAR: **2003**

**INTEGRATION AND INCOME**
**CALCULATION BY MONETARY POSITION (1)**
**(Thousands of Pesos)**

**ANNEX 7**

**CONSOLIDATED**
**Final Printing**

| MONTH | MONETARY ASSETS | MONETARY LIABILITIES | (ASSET) LIABILITIES MONETARY POSITION | MONTHLY INFLATION | MONTHLY (PROFIT) AND LOSS |
|---|---|---|---|---|---|
| JANUARY | 2,663,418 | 813,504 | (1,849,914) | 0.40 | (7,400) |
| FEBRUARY | 2,850,628 | 785,606 | (2,065,022) | 0.28 | (5,734) |
| MARCH | 2,935,366 | 818,109 | (2,117,257) | 0.63 | (13,364) |
| APRIL | 2,990,901 | 838,981 | (2,151,920) | 0.17 | (3,673) |
| MAY | 3,087,764 | 1,448,117 | (1,639,647) | 0.32 | 5,291 |
| JUNE | 2,540,044 | 825,796 | (1,714,248) | 0.08 | (1,416) |
| ACTUALIZATION: | 0 | 0 | 0 | 0.00 | (82) |
| CAPITALIZATION: | 0 | 0 | 0 | 0.00 | 0 |
| FOREIGN CORP.: | 0 | 0 | 0 | 0.00 | 0 |
| OTHER | 0 | 0 | 0 | 0.00 | 0 |
| **TOTAL** | | | | | **(26,378)** |

**NOTES**

82-4211

STOCK EXCHANGE CODE: **CONTAL**
**GRUPO CONTINENTAL, S.A.**

QUARTER: **2** YEAR: **2003**

**BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)**

**ANNEX 8**

**CONSOLIDATED**
**Final Printing**

| FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE |
|---|
| === N O T A P P L Y === |

| ACTUAL SITUATION OF FINANCIAL LIMITED |
|---|
| === N O T A P P L Y === |

| BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE |
|---|

**82-4211**

STOCK EXCHANGE CODE: **CONTAL**
**GRUPO CONTINENTAL, S.A.**

QUARTER: **2** YEAR: **2003**

## PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

**ANNEX 9**

**CONSOLIDATED**
**Final Printing**

| PLANT OR CENTER | ECONOMIC ACTIVITY | PLANT CAPACITY (1) | UTILIZATION (%) |
|---|---|---|---|
| REGION OCCIDENTE | BOTTLING PLANT | 46,335 | 71 |
| REGION CENTRO | BOTTLING PLANT | 32,569 | 68 |
| REGION NORTE | BOTTLING PLANT | 23,607 | 73 |
| TOTAL GRUPO | BOTTLING PLANT | 102,511 | 71 |
| CONCENTRADOS IND., SA DE CV | CHEMISTRY FACTORY | 526 | 55 |

**NOTES**

(1)
- THE INSTALLED CAPACITY PRESENTED IS QUARTELY.
- THE INSTALLED CAPACITY ANNUAL ASCEND TO 410 MILLIONS UNIT CASES.
- THE READY TO DRINK NON ALCOHOLIC BEVERAGES INSTALLED CAPACITY IS SHOWED IN THOUSANDS UNIT CASES (ONE CASE IS COMPRISED TO 24 BOTTLERS OF 236.560 ML.).
- THE INSTALLED CAPACITY BY CONCENTRADOS INDUSTRIALES IS SHOWED IN THOUSANDS OF LITERS PER QUARTER.

82-4211

STOCK EXCHANGE CODE: **CONTAL**
**GRUPO CONTINENTAL, S.A.**

QUARTER: **2** YEAR: **2003**

## MAIN RAW MATERIALS

**ANNEX 10**

**CONSOLIDATED**
**Final Printing**

| DOMESTIC | MAIN SUPPLIERS | FOREIGN | MAIN SUPPLIERS | DOM. SUBST. | COST PRODUCTION (%) |
|---|---|---|---|---|---|
| CONCENTRATE | COCA-COLA DE MEXICO | | | SI | 33.40 |
| SUGAR | P.I.A.S.A. (ASOCIADA) | | | SI | 20.82 |
| ONE WAY PACKAGE | VITRO,S.A. E INNOPACK | | | SI | 20.65 |
| BOTTLE CAP | TAPON CORONA D GUADALAJARA SA CROWN CORK DE MEXICO, SA TAPAS INNOVATIVAS, SA DE CV | | | SI | 3.52 |

**NOTES**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CONTAL**
**GRUPO CONTINENTAL, S.A.**

QUARTER: **2** YEAR: **2003**

**SELLS DISTRIBUTION BY PRODUCT**

**ANNEX 11**

**DOMESTIC SELLS**

**CONSOLIDATED**
**Final Printing**

| MAIN PRODUCTS | TOTAL PRODUCTION | | NET SELLS | | MARKET SHARE (%) | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | | TRADEMARKS | COSTUMERS |
| READY TO DRINK NON ALCOHOLIC BEVERAGES (NATH) | 174,164 | 2,203,415 | 175,831 | 4,774,146 | 35.60 | COCA-COLA, COCA-COLA LIGHT, FANTA, SPRITE, FRESCA, LIFT, DELAWARE, SPRITE CERO, SENZAO, POWERade, MICKEY AVENTURAS, NESTEA, BEAT, CIEL | DETALLISTAS EN GENERAL |
| DIVERSOS | | | | 60,969 | | DIVERSAS | DIVERSOS |
| **TOTAL** | | 2,203,415 | | 4,835,115 | | | |

82-4211

# MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CONTAL**
**GRUPO CONTINENTAL, S.A.**

QUARTER: **2** YEAR: **2003**

**SELLS DISTRIBUTION BY PRODUCT**

**ANNEX 11**

**FOREIGN SELLS**



| MAIN PRODUCTS | TOTAL PRODUCTION | | NET SELLS | | DESTINATION | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | | TRADEMARKS | COSTUMERS |
| CHEMISTRY ANALYSIS SERVICES | | | | 176 | COSTA RICA | COINSA | SUNDRY |
| TOTAL | | | | 176 | | | |

**NOTES**

THE FOLLOWING OBSERVATIONS ARE FOR NATIONAL SALES:

- THE PRODUCTION VOLUME AND SALES OF THE MAIN SOFT DRINK PRODUCTS ARE DETERMINED IN THOUSANDS UNIT CASES (ONE CASE IS COMPRISED TO 24 BOTTLERS OF 236.560 ML.).
- THE WATER JUG HAS A 20 LITER CAPACITY.
- THE SHARE IN THE READY TO DRINK NON ALCOHOLIC BEVERAGES MARKET (NARTD)IS ANUAL AND BELONGS TO 2002, THIS SHARE IS DETERMINATED BY RESEARCH INTERNATIONAL (FIELD) AND INFORMATION TOOLS LTD (PROCESING), BOTH AGENCIES ARE SUPPORT BY THE COCA-COLA COMPANY.

82-4211

## ANNEX 12
## CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

### NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2002** 2,784,260

Number of shares Outstanding at the Date of the NFEA: 750,000,000
( Units )

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

### DIVIDENDS COLLECTED IN THE PERIOD

| QUARTER | SERIES | NUMBER OF SHARES OUTSTANDING | DATE OF SETLEMENT | AMOUNT |
|---|---|---|---|---|
| II | 0 | 0.00 | 07/04/2003 | 732.00 |
| II | 0 | 0.00 | 19/05/2003 | 44,100.00 |
| I | 0 | 0.00 | 27/01/2003 | 118.00 |

### DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF JUNIO OF 2003

| | |
|---|---|
| FISCAL EARNINGS | 0 |
| - DETERMINED INCOME | 0 |
| + DEDUCTED WORKER'S PRO | 0 |
| - DETERMINED WORKE | 0 |
| - DETERMINED RFE | 0 |
| - NON DEDUCTABLES | 0 |
| NFE OF PERIOD : | 0 |

### BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2003 2,616,448

Number of shares Outstanding at the Date of the NFEA: 750,000,000
( Units )

STOCK EXCHANGE CO CONTAL QUARTER: 2 YEAR: 2003
RAZON SOCIAL: **GRUPO CONTINENTAL, S.A.**

**82-4211**

**ANNEX 12 - A**

**CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)**

(Thousands of Pesos)

### NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

| | |
|---|---|
| NFEAR BALANCE TO DECEMBER 31st OF: **2002** | 310,733 |
| Number of Shares Outstanding at the Date of the NFEAR: ( Units ) | 750,000,000 |

[X] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

### DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

| QUARTER | SERIES | NUMBER OF SHARES OUTSTANDING | DATE OF SETTELMENT | AMOUNT |
|---|---|---|---|---|
| II | 0 | 0.00 | 08/05/2003 | 314,338.00 |

### DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2002

| | |
|---|---|
| FISCAL EARNINGS: | 0 |
| + DEDUCTED WORKER'S PROFIT SHA | 0 |
| - DETERMINED INCOME TAX: | 0 |
| - NON-DEDUCTABLES | 0 |
| - (+) EARNINGS (LOSS) FROM FOREING OF PROFIT: | 0 |
| DETERMINATED RFE OF THE FISCAL YEAR | 0 |
| - INCOME TAX (DEFERED ISR): | |
| * FACTOR TO DETERMINE THE NFEAR: | 0 |
| NFER FROM THE PERIOD | 0 |

### BALANCE OF THE NFEAR AT THE END OF THE PERIOD

| | |
|---|---|
| NFEAR BALANCE TO : **30** OF JUNIO OF 2003 | 0 |
| Number of shares Outstanding at the Date of the NFEAR ( Units ) | 750,000,000 |

### MODIFICATION BY COMPLEMENTARY

| | |
|---|---|
| NFEAR BALANCE TO DECEMBER 31st OF: 0000 | 0 |
| Number of shares Outstanding at the Date of the NFEAR ( Units ) | 0 |

STOCK EXCHANGE CODE: **CONTAL**
**GRUPO CONTINENTAL, S.A.**

QUARTER: **2** YEAR: **2003**

**CONSOLIDATED**
**Final Printing**

**INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK**

**CHARACTERISTICS OF THE SHARES**

| SERIES | NOMINAL VALUE | VALID CUPON | NUMBER OF SHARES | | | | CAPITAL STOCK (Thousands of Pesos) | |
|---|---|---|---|---|---|---|---|---|
| | | | PORTION | PORTION | MEXICAN | SUSCRIPTION | FIXED | VARIABLE |
| * | 0.02000 | 0 | 749,980,000 | | | 749,980,000 | 15,000 | |
| **TOTAL** | | | **749,980,000** | **0** | **0** | **749,980,000** | **15,000** | **0** |

**TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION**
749,980,000
**SHARES PROPORTION BY :**

**CPO'S :**
**UNITS :**
**ADRS's :**
**GDRS's :**
**ADS's :**
**GDS's :**

**REPURCHASED OWN SHARES**

| SERIES | NUMBER OF SHARES | MARKET VALUE OF THE SHARE AT REPURCHASE | MARKET VALUE OF THE SHARE AT QUARTER |
|---|---|---|---|
| * | 20,000 | 14.27000 | 16.35000 |

**82-4211**

STOCK EXCHANGE CODE: **CONTAL**
**GRUPO CONTINENTAL, S.A.**

QUARTER: **2** YEAR: **2003**

**CONSOLIDATED**
**Final Printing**

**DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.**

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **30** **OF** **JUNE** **OF** **2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

**C.P. MARCOS AGUILAR ROMO**
**SECRETARIO DEL CONSEJO DE ADMINISTRACION**

**C.P. MIGUEL ANGEL RABAGO VITE**
**DIRECTOR EJECUTIVO DE FINANZAS**

**TAMPICO, TAMP, AT JULY 28 OF 2003**

82-4211

**CLAVE DE COTIZACION:** CONTAL

FECHA: 30/07/200: 15:37

## DATOS GENERALES DE LA EMISORA

**RAZON SOCIAL:** GRUPO CONTINENTAL, S.A.
**DO MICILIO:** AVENIDA HIDALGO NO. 2303
**COLONIA:** SMITH
**C. POSTAL:** 89140
**CIUDAD Y ESTADO:** TAMPICO ,TAMP
**TELEFONO:** 01-833 241-25-00
**FAX:** 01-833 241-25-77 **AUTOMATICO:** X
**E-MAIL:** info@contal.com
**DIRECCION DE INTERNET** www.contal.com

## DATOS FISCALES DE LA EMISORA

**RFC EMPRESA:** GCO7901128N8
**DOMICILIO** AVENIDA HIDALGO NO. 2303
**COLONIA:** SMITH
**C. POSTAL:** 89140
**CIUDAD Y ESTADO:** TAMPICO ,TAMP

## RESPONSABLE DE PAGO

**NOMBRE:** - ROBERTO MARTINEZ GARZA
**DOMICILIO:** AVENIDA HIDALGO NO. 2303
**COLONIA:** SMITH
**C. POSTAL:** 89140
**CIUDAD Y ESTADO:** TAMPICO ,TAMP
**TELEFONO:** 01-833 241-25-21
**FAX:** 01-833 241-25-77

## DATOS DE LOS FUNCIONARIOS

**PUESTO BMV:** PRESIDENTE DEL CONSEJO DE ADMINISTRACION
**PUESTO:** PRESIDENTE DEL CONSEJO DE ADMINISTRACION
**NOMBRE:** - CYNTHIA H. GROSSMAN -
**DOMICILIO:** AVENIDA HIDALGO NO. 2303
**COLONIA:** SMITH
**C. POSTAL:** 89140
**CIUDAD Y ESTADO:** TAMPICO TAMP
**TELEFONO:** 01-833 213-37-21
**FAX:** 01-833 217-02-95 Y 01-833 241-25-77
**E-MAIL:** info@contal.com

---

**PUESTO BMV:** DIRECTOR GENERAL
**PUESTO:** DIRECTOR GENERAL
**NOMBRE:** - MARCOS AGUILAR ROMO
**DOMICILIO:** AVENIDA HIDALGO NO. 2303
**COLONIA:** SMITH
**C. POSTAL:** 89140
**CIUDAD Y ESTADO:** TAMPICO TAMP

82-4211

**CLAVE DE COTIZACION:** CONTAL  FECHA: 30/07/200: 15:37

| | |
|---|---|
| **TELEFONO:** | 01-833 241-25-10 |
| **FAX:** | 01-833 241-25-77 |
| **E-MAIL:** | maguilar@contal.com |

---

| | |
|---|---|
| **PUESTO BMV:** | DIRECTOR DE FINANZAS |
| **PUESTO:** | DIRECTOR EJECUTIVO DE FINANZAS |
| **NOMBRE:** | - MIGUEL ANGEL RABAGO VITE |
| **DOMICILIO:** | AVENIDA HIDALGO NO. 2303 |
| **COLONIA:** | SMITH |
| **C. POSTAL:** | 89140 |
| **CIUDAD Y ESTADO:** | TAMPICO TAMP |
| **TELEFONO:** | 01-833 241-25-14 |
| **FAX:** | 01-833 241-25-77 |
| **E-MAIL:** | mrabago@contal.com |

---

| | |
|---|---|
| **PUESTO BMV:** | RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL |
| **PUESTO:** | DIRECTOR GENERAL |
| **NOMBRE:** | - MARCOS AGUILAR ROMO |
| **DOMICILIO:** | AVENIDA HIDALGO NO. 2303 |
| **COLONIA:** | SMITH |
| **C. POSTAL:** | 89140 |
| **CIUDAD Y ESTADO:** | TAMPICO TAMP |
| **TELEFONO:** | 01-833 241-25-10 |
| **FAX:** | 01-833 241-25-77 |
| **E-MAIL:** | maguilar@contal.com |

---

| | |
|---|---|
| **PUESTO BMV:** | SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL |
| **PUESTO:** | DIRECTOR EJECUTIVO DE FINANZAS |
| **NOMBRE:** | - MIGUEL ANGEL RABAGO VITE |
| **DOMICILIO:** | AVENIDA HIDALGO NO. 2303 |
| **COLONIA:** | SMITH |
| **C. POSTAL:** | 89140 |
| **CIUDAD Y ESTADO:** | TAMPICO TAMP |
| **TELEFONO:** | 01-833 241-25-14 |
| **FAX:** | 01-833 241-25-77 |
| **E-MAIL:** | mrabago@contal.com |

---

| | |
|---|---|
| **PUESTO BMV:** | RESPONSABLE DEL AREA JURIDICA |
| **PUESTO:** | DIRECTOR JURIDICO |
| **NOMBRE:** | - ROBERTO MARTINEZ GARZA |
| **DOMICILIO:** | AVENIDA HIDALGO NO. 2303 |
| **COLONIA:** | SMITH |
| **C. POSTAL:** | 89140 |
| **CIUDAD Y ESTADO:** | TAMPICO TAMP |
| **TELEFONO:** | 01-833 241-25-21 |
| **FAX:** | 01-833 241-25-77 |
| **E-MAIL:** | rmartinez@contal.com |

---

| | |
|---|---|
| **PUESTO BMV:** | SECRETARIO DEL CONSEJO DE ADMINISTRACION |
| **PUESTO:** | DIRECTOR GENERAL |
| **NOMBRE:** | - MARCOS AGUILAR ROMO |
| **DOMICILIO:** | AVENIDA HIDALGO NO. 2303 |

| | |
|---|---|
| **COLONIA:** | SMITH |
| **C. POSTAL:** | 89140 |
| **CIUDAD Y ESTADO:** | TAMPICO TAMP |
| **TELEFONO:** | 01-833 241-25-10 |
| **FAX:** | 01-833 241-25-77 |
| **E-MAIL:** | maguilar@contal.com |

---

| | |
|---|---|
| **PUESTO BMV:** | PROSECRETARIO DEL CONSEJO DE ADMINISTRACION |
| **PUESTO:** | NO APLICA |
| **NOMBRE:** | N.A. NO APLICA NO APLICA NO APLICA |
| **DOMICILIO:** | AVENIDA HIDALGO NO. 2303 |
| **COLONIA:** | SMITH |
| **C. POSTAL:** | 89140 |
| **CIUDAD Y ESTADO:** | TAMPICO TAMP |
| **TELEFONO:** | 01-833 241-25-00 |
| **FAX:** | 01-833 241-25-77 |
| **E-MAIL:** | info@contal.com |

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| | |
|---|---|
| **PUESTO BMV:** | RESPONSABLE DE INFORMACION A INVERSIONISTAS |
| **PUESTO:** | DIRECTOR DE TESORERIA |
| **NOMBRE:** | - MIGUEL ANGEL DIAZ ALONSO |
| **DOMICILIO:** | AVENIDA HIDALGO NO. 2303 |
| **COLONIA:** | SMITH |
| **C. POSTAL:** | 89140 |
| **CIUDAD Y ESTADO:** | TAMPICO TAMP |
| **TELEFONO:** | 01-833 241-25-15 |
| **FAX:** | 01-833 241-25-77 |
| **E-MAIL:** | mdiaz@contal.com |

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| | |
|---|---|
| **PUESTO BMV:** | ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET |
| **PUESTO:** | DIRECTOR GENERAL |
| **NOMBRE:** | - MARCOS AGUILAR ROMO |
| **DOMICILIO:** | AVENIDA HIDALGO NO. 2303 |
| **COLONIA:** | SMITH |
| **C. POSTAL:** | 89140 |
| **CIUDAD Y ESTADO:** | TAMPICO TAMP |
| **TELEFONO:** | 01-833 241-25-10 |
| **FAX:** | 01-833 241-25-77 |
| **E-MAIL:** | maguilar@contal.com |

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| | |
|---|---|
| **PUESTO BMV:** | ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET |
| **PUESTO:** | DIRECTOR EJECUTIVO DE FINANZAS |
| **NOMBRE:** | - MIGUEL ANGEL RABAGO VITE |
| **DOMICILIO:** | AVENIDA HIDALGO NO. 2303 |
| **COLONIA:** | SMITH |
| **C. POSTAL:** | 89140 |
| **CIUDAD Y ESTADO:** | TAMPICO TAMP |
| **TELEFONO:** | 01-833 241-25-14 |
| **FAX:** | 01-833 241-25-77 |
| **E-MAIL:** | mrabago@contal.com |